

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Dr. George Scangos
Director and Chief Executive Officer
Biogen Idec, Inc.
133 Boston Post Road
Weston, MA 02493

Re: Biogen Idec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 3, 2012
File No. 000-19311

Dear Dr. Scangos:

        We have reviewed your April 24, 2012 response to our April 11, 2012 letter and have the following comment.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. In the first paragraph on page 4 of your response to comment 3 you indicate that you apply the guidance in ASC 835-30 regarding the imputation of interest. With regard to the transactions for which you impute interest, please tell us:
    - Why your receivables expected to be collected in over one year do not meet the scope exception in ASC 835-30-15-3a since they are contractually due in either 30 or 90 days;
    - How the payment date of your receivables is fixed or determinable as required by ASC 835-30-15-2; and
    - How your accounting treatment complies with ASC 835-30-25-10 or why this paragraph is not applicable. In this regard, please tell us whether your selling price is representative of the fair value of the product sold. If so, tell us why the sale and the receivable are not recorded at selling price under this guidance.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant